Filed by The Citizens National Bank of Meyersdale

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Riverview Financial Corp.

Registration Statement No. 333-201017

The following communication is first being sent to shareholders of The Citizens National Bank of Meyersdale on or after September 9, 2015.

135 Center Street, Meyersdale, PA 15552-0029 - Phone (814) 634-5941 - Fax (814) 634-0052

1026 Main Street, Berlin, PA 15530-1427 - Phone (814) 267-2139 - Fax (814) 267-2148

To:	The Citizens National Bank of Meyersdale Shareholders

RE:	Status of Proposed Merger

Dear Shareholder:

I am writing to give you an update on the status of the required regulatory applications which require the necessary regulatory approvals. Those approvals must be received before the proposed merger of The Citizens National Bank of Meyersdale with and into Riverview Bank can be closed.

On June 30, 2015, Riverview Financial Corporation, which is the parent holding company of Riverview Bank, filed a Form 8-K with the United States Securities and Exchange Commission, which includes the following paragraphs:

In October, 2014, Riverview announced the planned acquisition of Citizens National Bank of Meyersdale (“CNB”). All applications for required regulatory approvals for the acquisition of CNB by Riverview were previously filed, and CNB’s shareholders approved the merger at a special meeting held in April, 2015. As part of the regulatory approval process, the Corporation received recommendations from its regulators as to improvements that should be made to the Corporation’s information technology infrastructure and procedures. Thus, Riverview has agreed to make these improvements, and the improvements will be included in the Corporation’s restructuring measures. One of those measures included the hiring of Robert C. Peregoy to fill a newly created Chief Information Officer position.

In light of Riverview’s significant management and operations restructuring, discussed above, and the request of its federal regulators, Riverview will withdraw its previously filed applications with the Federal Deposit Insurance

Corporation, the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking. Riverview anticipates that it will resubmit applications for approval of the merger with its regulators in the third quarter of 2015, enabling it to demonstrate the results of the restructurings described in this Form 8-K. Management believes consummation of the pending merger with CNB, following the resubmission and approval of the revised merger application, is most likely to occur during the fourth quarter of 2015, consistent with the terms and timelines contained in the definitive merger agreement.

You may access the entire Riverview Financial Corporation Form 8-K on the SEC’s website located at www.sec.gov.

Riverview has informed us that it intends to refile those regulatory applications in early September 2015. Riverview and CNB have determined that, due to the delay, it is most fair to CNB’s shareholders to give them a new opportunity to make an election. Riverview and CNB will establish a new election period for CNB’s shareholders to elect the form of merger consideration they wish to receive. The start of the new election period and the deadline for submitting a new election form will be publicly announced. The new election period will occur closer in time to the anticipated effective date of the merger, which will not occur until all regulatory approvals are received.

Also, as a result of this delay, CompuShare is returning your old election form and any CNB’s stock you may have submitted to them, with this letter. When the new election period commences, CompuShare will send you a new election form with instructions on how to make an election. Your old election form is no longer valid.

As an additional result of this delay, CNB will need to schedule an annual meeting of shareholders to elect directors. Once the board of directors has set a date, we will notify you of the date and place for the 2015 shareholders meeting. We also will be issuing an annual report that will be sent to you when it is completed.

Sincerely,

Timothy E. Walters, President
Citizens National Bank of Meyersdale

FORWARD-LOOKING STATEMENTS

This letter contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements include statements concerning the parties’ intent, belief or current expectations regarding future events, including the anticipated timing of the proposed transaction. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although managements of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this letter. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this letter, or to reflect new information or the occurrence of unanticipated events.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Riverview and Citizens was submitted to and approved by the shareholders of CNB. In connection with the proposed transaction, Riverview filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a prospectus/proxy statement for CNB’s shareholders that was provided to those shareholders by CNB. Riverview has also filed other documents with the SEC that provide information relevant to the proposed transaction. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Riverview or CNB may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The registration statement, the proxy statement/prospectus, and other relevant materials and other documents filed or furnished by Riverview and CNB with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

CNB and its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CNB’s directors who will continue with Riverview is found in the proxy statement/prospectus, which is available at www.sec.gov and which has been provided to CNB’s shareholders.